UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Amber International Holding Limited Announces Changes to Its Board of Directors

Amber International Holding Limited (the “Company” or “Amber International”) today announced the appointment of Ms. Jie Jiao (“Ms. Jiao”) as a new director of the Company’s board of directors (the “Board”), effective July 3, 2025. Ms. Jiao will also serve as a new member of the compensation committee, corporate governance and nominating committee, and investment committee of the Board. Effective the same day, Mr. Wing Hong Sammy Hsieh resigned as a director of the Board, and ceased to be a member of the compensation committee, corporate governance and nominating committee, and investment committee of the Board. The departure of Mr. Wing Hong Sammy Hsieh was not due to any disagreement with the Company.

Ms. Jiao has extensive experience in initial public offerings, private equity financing and corporate legal affairs. She currently serves as an adviser to Play for Dream Inc.. She is an independent non-executive director of China Sunshine Paper Holdings Company Limited (HKEx stock code: 2002), TradeGo Fintech Limited (HKEx stock code: 8017), LVGEM (China) Real Estate Investment Limited (HKEx stock code: 95), Palasino Holdings Limited (HKEx stock code: 2536), EPI (Holdings) Limited (HKEx stock code: 689) and Tianli Holdings Group Limited (HKEx stock code: 117). She is an independent director of Quhuo Limited (NASDAQ: QH), a company listed on Nasdaq. Ms. Jiao holds a Bachelor of Laws degree and a Bachelor of Economics degree from Peking University in the PRC and a degree of Magister Juris from University of Oxford in the United Kingdom. Ms. Jiao is a CFA charterholder, a member of CPA Australia and obtained the Legal Professional Qualification Certificate from the Ministry of Justice of the PRC.

“On behalf of the Board, I would like to thank Sammy for his dedication and valuable contributions to Amber International,” said Wayne Huo, Chief Executive Officer of Amber International. “We are delighted to welcome Ms. Jie Jiao to the Board. Her deep expertise in capital markets, corporate governance, and legal affairs will bring important perspectives as we continue to strengthen our institutional framework and advance our global growth strategy.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: July 3, 2025

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